SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Netguru Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

64111K107
(CUSIP Number)

Peter R. Kellogg

120 Broadway
New York, New York 10271
(Name, address and telephone number of person
authorized to receive notices and communications)

April 26, 2001
(Date of event which requires filing of this statement)

____________________________________________________

1. NAME OF REPORTING PERSON Peter R. Kellogg
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a)
                    (b) X
_____________________________________________________

3. SEC USE ONLY
_____________________________________________________

4. SOURCE OF FUNDS:
_____________________________________________________

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)

___________________________________________________

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA_______________________________________________

Number of Shares	7. SOLE VOTING POWER NUMBER OF SHARES 3,786,500(1)
Beneficially	8. SHARED VOTING POWER 0
Owned by Each Reporting Person	9. SOLE VOTING POWER NUMBER OF SHARES 3,786,500(1)
With	10.SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

___3,786,500 ____________________________________

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

_____________________________________________________

(1) 1,670,270 are restricted shares.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  22.47%

_____________________________________________________

14. TYPE OF REPORTING PERSON - IN
___________________________________________________

Item 1. Security and Issuer

The class of security to which this statement relates is Common Stock, par value $0.01 (the "Common Stock"), of Netguru, Inc., a Delaware Corporation (the "Issuer"). The address of the principal executive office of the Issuer is: 22700 Savi Ranch Parkway, Yorba Linda, California.

Item 2. Identity and Background

The person filing this Statement is Peter R. Kellogg. Mr. Kellogg's principal occupation is Senior Managing Director at Spear, Leeds & Kellogg, 120 Broadway, New York, New York 10271. Spear, Leeds & Kellogg is a registered securities broker-dealer. During the last five years Mr. Kellogg has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kellogg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock recently purchased by Peter Kellogg was $640,623.00 which came from available funds.

Item 4. Purpose of Transaction

The Common Stock was acquired by Peter Kellogg for investment purposes only. Mr. Kellogg does not have plans or proposals related to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Mr. Kellogg may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5. Interest in Securities of the Issuer

(a) As of April 26, 2000, Mr. Kellogg may be deemed the beneficial owner of 3,786,500 shares of the Common Stock of Netguru Inc. constituting approximately 22.47% of the common stock outstanding. Of those shares, 1,670,270 are restricted.

(b) Mr. Kellogg has the sole dispositive power with respect to 3,786,500 shares of common stock which he owns.

(c) The following table set forth information with respect to all purchases, sales or donations of the common stock by Peter Kellogg for purposes of Section 13(d) of the 1934 Act since March 7, 2001.
Date of Transaction	Number of Shares	Type of Transaction	Price Per Share
3/07/01	25,000	OTC Buy	3.25
3/12/01	25,000	OTC Buy	3.00
3/13/01	80,000	OTC Buy	3.1875
3/16/01	15,000	OTC Buy	3.00
3/30/01	25,000	OTC Buy	2.675
4/02/01	4,000	OTC Buy	3.00
4/20/01	400	OTC Buy	2.84
4/20/01	600	OTC Buy	2.77
4/23/01	5,000	OTC Buy	2.78
4/26/01	10,000	OTC Buy	2.98
4/26/01	20,000	OTC Buy	2.95

Item 6. Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7. Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.
Dated: January 8, 2001	Peter R. Kellogg
Peter R. Kellogg